UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   DECEMBER 09, 2004                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         December 09, 2004

3.       PRESS RELEASE

         The press release was released on December 09, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         December 09, 2004.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   December 09, 2004

            TRENCHING RETURNS 40M OF 740 G/T (21.6 OZ PER TON) SILVER
                     ON THE LOMA DE LA PLATA ZONE AT NAVIDAD

IMA EXPLORATION INC. (IMR - TSX.V, IMXPF - OTC.BB) is please to announce that surface sampling has returned high silver grades over significant widths from the important new zone "Loma de la Plata" at the Company's 100% owned Navidad project in Patagonia, Argentina. Loma de la Plata is a new discovery that was announced on November 2, 2004, and is located approximately 4 km west of IMA's Galena Hill deposit.

Prospecting and a significantly expanded soil grid have been completed to the southeast of Loma de la Plata to evaluate a potential new trend parallel to the Navidad and Esperanza trends. Indicated resources at the Navidad project currently stand at 268 million ounces of silver (80.8 Mt @ 103 g/t silver, estimated using a 50 g/t silver equivalent cut-off).

                  LOMA DE LA PLATA ROCK CHIP SAMPLING RESULTS

                                                        LENGTH WEIGHTED AVERAGE
SAMPLE LINE                          LENGTH                 GRADESILVER
                                    (METRES)              (GRAMS PER TONNE)
Line 1                                40.1                       740

Line 2                                39.3                       322

Line 3                                42.9                       684

Line 4
 - sampled length                     72.5                       298
 - bedrock not reached                63.4                         -
Line 4 (gaps at zero grade)          135.9                       159

Line 5                                24.0                       260

Line 6                                15.0                       384

Line 7
  - sampled length                    29.5                       499
  - bedrock not reached               19.0                         -
Line 7 (gaps at zero grade)           48.5                       304


These results are the first systematic rock samples from this important new target at the Navidad Project. Twelve lines of channel samples covering an area of 400 by 400 meters have been completed at Loma de la Plata to date, results are available for the first seven. These seven sample lines tested an outcropping area of about 190 by 250 metres and comprised 153 individual samples ranging from 0.7 to 2.5 metres in length. Silver values of the individual samples ranged from 4 to 4,740 grams per tonne silver. Of the 153 samples, 127 contained greater than 50 grams per tonne silver.

Geological mapping indicates that the mineralization lies within a unit of massive latite volcanics with quartz eyes overlain by a sequence of limestones and sandstones that dip to the northeast at 15 to 45 degrees. This host unit is underlain by a sequence of aphyric andesite or latite volcanic flows which to date have not been found to host mineralization. The horizontal width of the favourable quartz eye latite is about 300m, but the true thickness is interpreted to be significantly less due to the shallow dip. Mineralization consists of minor amounts of galena and green copper oxides with occasional fine-grained native silver and probable silver sulphides. The mineralization

NEWS RELEASE                                                    DECEMBER 9, 2004
IMA EXPLORATION INC.                                                      PAGE 2




occurs in micro-veinlets and narrow veins and has the appearance and distribution of a stockwork with local development of hydrothermal breccia. Gangue minerals include calcite, barite and minor silica. Base metal values are economically insignificant and typically range from 0.05 to 0.2% for both lead and copper over the full lengths of the sample lines.

Soil and rock sampling results are pending from a large area to the southeast of Loma de la Plata. These were collected to test the theory that the mineralization at Loma de la Plata and the Sector Zeta showings may indicate a completely new trend of mineralization parallel to, but offset by about 3km, from the Navidad trend that includes Calcite, Navidad, Galena and Barite Hills. This new soil sampling coverage extends for roughly 7km to the southeast from Loma de la Plata and ranges in width from 1.5 to 2.5km. It is contiguous with the prior soil sampling. A total of 1366 new soils samples were collected including blanks and duplicates. Final results of these new soil samples are expected shortly.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project and has overseen all aspects of the current program. For more information and a drawing depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

IMA is well financed to execute several significant drill programs to continue to test the numerous remaining targets at Navidad as well as conduct a regional review of the Company's large adjoining land package. The Company has over 10 years experience in Argentina and is focused on the exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 34